VIA COURIER AND EMAIL	August 7, 2012
CONFIDENTIAL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Attention: Mr. John Reynolds, Assistant Director

Dear Mr. Reynolds

Re: Form 20-F for the fiscal year ended December 31, 2011
File No: 001 - 32670

We are in receipt of your review letter addressed to the Company dated July 27, 2012. Our response to your question is below.

“In future filings please provide the information required under paragraph (b) of Industry Guide 7 for the Fuwan Silver Project. Please provide a draft of your proposed disclosure with your response”.

We acknowledge your comment and will include the disclosures as required by paragraph (b) of Industry Guide 7 in our Form 20-F for the fiscal year ended December 31, 2012, under Item 4 (D) for the Description of Properties, following the Jinniushan Gold Project (Gold Bull Mountain Project).

As requested, attached to this letter is our proposed disclosure related to the Fuwan Silver Project.

I acknowledge that management of the Company will improve the disclosure process going forward in terms of providing accuracy and adequacy information for SEC filing.

The Company acknowledges the following:

●           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or concerns, please do not hesitate to contact me.

 Sincerely,

/s/ Ellen Wei
Ellen Wei, C.A. CPA
Interim Chief Financial Officer and Controller

2772 – 1055 W. Georgia St., PO Box 11176, Vancouver, BC  Canada  V6E 3R5
Tel: (604)688-8002                                           Fax: (604)688-8030                                           Toll Free: (888)288-8288
E-mail: info@mincomining.com                                                                Website: www.mincomining.com

Attachment

FUWAN SILVER PROJECT OF MINCO SILVER

Location

The Fuwan Silver deposit is adjacent to the Company’s Changkeng Gold Project, approximately 45 km southwest of Guangzhou, the capital city of Guangdong Province.  Access to the property is via the Guangzhou - Zhuhai highway, which passes through Gaoming City. The property is located 2 km via gravel road northwest of the town of Fuwan (population 30,000). The town of Fuwan is well connected by paved highway and expressways to major cities, including Guangzhou (70 km), Gaoming (15 km), and Jiangmen (60 km). The Fuwan property is also accessible by water on the Xijiang River to major cities like Guangzhou, Zhaoqing and Jiangmen, as well as to international waterways in the South China Sea. Electrical power, water, telephone service and supplies are available in Fuwan. The proposed mine site is large enough to accommodate tailings and waste disposal areas and processing plant sites.

Jiekou
Huicheng
Zengcheng
Guangzhou
Zhaoqing
Foshan
Dongguan
CHANGKENG&FUWAN
Mingcheng
Xinxing
Jiangmen
0
35
70
kilometers
Hong Kong
Macau

Ownership

In July 2005, the Ministry of Land and Resource (“MOLAR”) approved the transfer of Exploration Permit for the Fuwan project (“Exploration Permit”) to Minco China from 757 Team. The cost of the Exploration Permit in respect of the Fuwan Silver Project was independently appraised at approximately $1.47 million (RMB10, 330,000). Minco Silver paid an entire amount of $1.47 million for the Exploration Permit to 757 Team. The Exploration Permit for the Fuwan main deposit area is the LuoKe-Jilinggang, currently held by Foshan Minco for a two-year period ending on July 20, 2013.

Current Developments

Following the official approval granted by the Gaoming Country Government for the development of the Fuwan Silver Project in December 2008, Minco Silver has been in the development stage and focused on the permitting process in order to apply for a mining license.

The pivotal aspect of applying for the mining license is to complete the Environmental Impact Assessment Report (“EIA”). Minco Silver engaged Guandong Nuclear Design Institute (“GNDI”) to complete the Chinese Regulatory EIA report. A technical panel appointed by the Department of Environmental Protection Administration of Guangdong Province reviewed and approved the regulatory EIA report compiled by GNDI in principle on March 7, 2010 with certain comments. Minco Silver submitted the revised report to the Department in December 2010 after addressing the comments received from the panel.

Minco Silver engaged General Station for Geo-Environmental Monitoring of Guangdong Province ("GSGEM") for a water monitoring study to comply with the new water regulations issued by the Ministry of Environmental Protection of China effective on June 1, 2011, which all applicants for EIA are subject to. GSGEM carried out the required monitoring study, and prepared all reports required for compliance with the new National Water Guidelines. Minco Silver successfully completed the field work in January 2012 and received the comprehensive water monitoring report from GSGEM in April 2012. The report concluded Minco Silver is in compliance with the requirements of the new National Water Guidelines.

Minco Silver has made significant progress in permitting on the Fuwan Silver Deposit other than the EIA regulatory report. The progress is summarized as follows:

•	The Chinese Preliminary Feasibility Study was completed by Changsha Non-Ferrous Mine Design Institute and approved by an expert panel.

•
The Mining Area Permit covers approximately 0.79 square kilometers, defines the mining limits of the Fuwan Silver deposit and restricts the use of this land to mining activities, was approved by MOLAR and renewed subsequent to the original approved in October 2009. The renewed permit will expire on April 10, 2014.

•	The Soil and Water Conservation Plan was completed and approved.

•	The Land Usage Permit was approved by Gaoming County, Foshan City, and Guangdong provincial governments. It was since renewed until December 31, 2012.

•	The Geological Hazard Assessment was completed and approved in September 2009.

•	The Mine Geological Environment Treatment Plan was reviewed and approved by the Environment Committee of China Geology Association.

•	The preliminary Safety Assessment draft report was completed in December 2011 and submitted to the Safety Bureau of Guangdong Province for approval.

International Feasibility Study

On September 29, 2009, Minco Silver published an updated “Feasibility Study Technical Report” dated September 1, 2009 (the “Feasibility Study”) prepared by Wardrop Engineering Inc., (“Wardrop”) a Vancouver, British Columbia based engineering and technical consulting company. This report is available on SEDAR.

Highlights of Feasibility Study

Feasibility Study Highlights (Pre-Tax)	Feasibility Results

Probable Mineral Reserve	9.118 Mt averaging 189 g/t Ag

Mine Life	9.2 Years

Daily Mine Throughput	3,000 tpd

Mill Recovery (Ag Recovered in both concentrates)	91%

Average Annual Recovered Ag in both concentrates	5.5 M oz

Total Recovered Ag in both concentrates	50.4 M oz

Total Operating Cost/t Ore Milled	US$34.42/t

Total Cash Cost per Payable oz Ag	US$5.65/oz

Pre-Production Capital Costs	US$73.1 M

Silver Price Used for Feasibility Study Economics	US$13.57/oz Ag

Total Revenue	US$648.2 M

Total Operating Cost	US$313.8 M

Total Royalty Payment	US$24.3 M

Total Operating Cash Flow	US$310.0 M

Net Present Value Before Tax @ 6% Discount Rate	US$111.5 M

Net Present Value Before Tax @ 8% Discount Rate	US$95.3 M

Internal Rate of Return Before Tax	33.2%

Payback Period of Pre-Production Capital Costs	2.3 years

Construction Period	20 – 24 months

Resource estimation

All resource estimation technical reports were done by P&E Mining Consultants Inc. (“P&E”) in compliance with NI 43-101 and CIM standards, most of which were filed on SEDAR. There has been no additional drilling on the deposit area since that time.

Contained Mineral Resources (at a 40g/t Silver cut-off)

Resource Area & Classification (exclude Changkeng mineralization)	tonnes (M t)	Ag (g/t)	Ag (M oz)	Au (g/t)	Pb (%)	Zn (%)

Fuwan Permit Indicated	13.95	188	84.3	0.17	0.20	0.56

Fuwan Permit Inferred	10.24	171	56.1	0.26	0.26	0.72

Reserve estimation

The resource estimate provided by P&E classified the resources for the Fuwan Zones 1 to 4 as indicated and inferred. The reserve does not include any resources from the Changkeng property. Only indicated mineral resources as defined in NI 43-101 were used to establish the probable mineral reserves. No reserves were categorized as proven.

Wardrop used a stope recovery factor of 95%, an average mining extraction rate of 97%, and an average 7% internal dilution, 8% external dilution, and 3% fill dilution to estimate the total amount of diluted probable mineral reserves. Ore reserve calculations conservatively assumed dilution to contain no metal.

Probable mineral reserves (Diluted and In-situ)

Zone	Tonnes	Ag (g/t)	Ag (M oz) In-situ	Au(g/t)	Pb(%)	Zn(%)
1 2 3 4	1,328,000 4,806,000 2,452,000 532,000	186 192 192 150	7.9 29.7 15.1 2.6	0.18 0.17 0.11 0.07	0.06 0.18 0.26 0.42	0.32 0.57 0.64 0.82
Total	9,118,000	189	55.3	0.15	0.20	0.57

Notes: Reserve based on: Silver 13.00 US$/oz; Gold 688 US$/oz; Lead 0.88 US$/lb; Zinc 1.28 US$/lb; Operating cost of 37.13 US$/t

Metallurgy

A 3,000 tpd process plant has been designed for the Fuwan Project to process silver, lead and zinc bearing sulphide mineralization. The main value metals in the mineralization are silver, lead and zinc.  The process plant will operate three shifts per day for 330 d/a at an annual process rate of 990,000 t/a.  Overall process plant availability will be approximately 90%.

The run-of-mine from the underground mine will be crushed by a jaw crusher to 80% passing 150 mm, and then ground to 80% passing 100 μm in a semi-autogenous grinding -ball mill-pebble crushing circuit. The silver, lead, and zinc minerals will be recovered by a conventional differential flotation process.

The tailings produced from the zinc rougher scavenger flotation circuit will be sent to the tailings storage facility  for storage and to the underground mine for hydraulic backfilling. The produced silver-lead concentrate and zinc concentrate will be thickened and then pressure filtered separately prior to being transported to smelters. Depending on the lead head grade, the silver-lead concentrate may be further processed to produce a silver concentrate and a lead-silver concentrate.

The average dry concentrate production is forecast to be as follows:

•	silver-lead concentrate – 15,900 t/a, including:

-	154,700 kg/a (4,975,000 oz/a) silver
-	1,600 t/a lead

•	zinc concentrate – 9,300 t/a including:

-	4,700 t/a zinc
-	15,400 kg/a (495,000 oz/a) silver.

Operating costs

The operating cost estimates are based on a process rate of 990,000 tonnes of ore annually or 3,000 tpd of ore.

Mining	US$18.01/t
Processing	US$ 9.90/t
Tailings	US$ 1.13/t
G&A	US$ 4.78/t
Surface Services	US$ 0.60/t
Total	US$34.42/t

Financial analysis

An economic evaluation of the Fuwan Project was prepared by Wardrop based on a pre-tax financial model. For the 9.2 year mine life and 9.1 Mt reserve, the following pre-tax financial parameters were calculated:

• 33.2% IRR

• 2.3 years payback on $73.1 M capital

• US$111.5 M net present value (NPV) at a 6% discount rate.

The base case metal prices were as follows based on the 3 year historical average prices from the London Metal Exchange (LME) as of April 29, 2009:

• Silver                      – US$13.57/oz

• Gold                      – US$767.72/oz

• Zinc                      – US$1.18/lb

• Lead                      – US$0.91/lb

No allowance has been made for inflation or escalation.

Sensitivity analysis

The project economics are sensitive to silver price, operating costs and capital expenditures. The following is the sensitivity analysis results.

Parameter	Economic			Change
	Indicator	-20%	-10%	Base Case	10%	20%
Silver Price	NPV (US$M)	33	72	112	151	190

	IRR (%)	15	25	33	41	48

Opex	NPV (US$M)	157	134	112	89	66

	IRR (%)	41	37	33	29	24

Capex	NPV (US$M)	126	119	112	105	97

	IRR (%)	42	37	33	30	27

Resource Estimates

P&E Mining Consultants Inc. (“P&E”). A Brampton, Ontario based mining consulting company, was retained by the Company to prepare an independent “Technical Report and Resource Estimate on the Fuwan Silver Project” (“The Technical Report and Resource Estimate”) dated January 25, 2008. This report is available on SEDAR.

Following the completion of the phase 6 drilling program, the resource estimates on the Fuwan Project were updated by P&E. Minco Silver released the updated resource estimates in a news release disseminated on May 12, 2008, entitled "Minco Silver Announces a 31% Increase in the Indicated Resource on its Fuwan Project".

Diamond drill data from a total of 422 holes was used for the resource calculation in the updated resource estimate. These programs were conducted on a 60m x 60m diagonal spacing within the existing 80m x 80m rectangular drill grid spacing. The Fuwan Silver Deposit remains open along strike to the southwest and up and down its relatively flat dip to the northwest and southeast.

The updated resource estimate for the Fuwan Silver Deposit includes Au, Pb and Zn credits and has an indicated Resource of approximately 16.0 million tonnes at 182g/t Ag, 0.20g/t Au, 0.20% Pb and 0.57% Zn and an Inferred Resource of 11.2 million tonnes at 174g/t Ag, 0.26g/t Au, 0.27% Pb and 0.73% Zn. Details of the resources for the silver mineralization of the Changkeng and Fuwan properties are shown in the following table.

Resource Estimate1 @ 40g/t Ag Cut-Off Grade

Resource Area & Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Fuwan Permits Indicated	13,948,000	188	84,268,000	0.17	0.20	0.56

Changkeng Permit Indicated**	2,027,000	142	9,235,000	0.40	0.20	0.61

Total Indicated	15,975,000	182	93,503,000	0.20	0.20	0.57

Fuwan Permits Inferred	10,241,000	171	56,147,000	0.26	0.26	0.72

Changkeng Permit Inferred ***	1,049,000	212	7,136,000	0.29	0.37	0.86

Total Inferred2	11,290,000	174	63,283,000	0.26	0.27	0.73
Notes:

**
The indicated resources reported on the Changkeng permit represent 51% of the actual indicated resources which reflects the proportion of ownership by Minco Silver Corporation. Total Changkeng indicated silver resources are 4,054,000 tonnes and 18,470,000 ounces of silver.

***
The inferred resources reported on the Changkeng permit represent 51% of the actual inferred resources which reflects the proportion of ownership by Minco Silver Corporation. Total Changkeng inferred silver resources are 2,098,000 tonnes and 14,272,000 ounces of silver.

1
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2
The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

For the purposes of the resource update report, the resource was defined using the April 2008, 24 month trailing average metal prices of US$13.69/oz Ag, US$710/oz Au, US$1.01/lb Pb and US$1.48/lb Zn. Costs of $12.00/tonne for mining, $11.50/tonne for processing/tailings management and $5.50/tonne for G&A for a total of $29.00/tonne and a process recovery of 97% for Ag, along with Au, Pb & Zn credits of approximately $10.00/tonne were utilized to derive a cut-off grade of 40 g/t Ag.

The mineral resources in the press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"), Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005.

Exploration Programs

Minco Silver conducted a comprehensive exploration program on the Fuwan Project during the 2005 – 2008 periods. The exploration program included six phases of drilling totaling 260 drill holes comprising 69,074 meters of diamond drilling over both the Fuwan Silver Deposit and the surrounding regional area, detailed hydrological studies for the Fuwan deposit area, metallurgical testing, and geotechnical studies. An exploration report was prepared on the Fuwan deposit at the end of the exploration program and was approved by MOLAR.

The assay results from the drilling programs can be reviewed on the Minco Silver’s website and on SEDAR.